

PITCH DECK

Roomongo™

THE PROBLEM

Problem: The lodging industry is a MESS!

Due to competitive issues and legacy systems, the larger travel sites DO NOT cross-promote. For example, you won't find Airbnb on Expedia.

Try organizing a ski trip with 20 friends. You'll end up sharing links from 5 or more sites (Expedia/VRBO/Airbnb), creating a truly chaotic maze of shared links.





THE SOLUTION

Solution: Roomongo solves the problem - by allowing members to search not only hotels, but also vacation rentals and rooms. One search, one trip, and one streamlined set of results.

Roomongo is a members-only site offering below market hotel rates AND seamlessly integrated results from VRBO - and more sites coming soon.

Roomongo™

KEY DIFFERENTIATORS

1	**Lodging Aggregation**
2	**Social Trip Planning**
3	**Referral Commissions**
4	**Member Rates**



MARKET SIZE/OPPORTUNITY

Hotels: The gross online booking revenue for hotels is estimated at $600 billion yearly – per Statista. Online-Travel-Agencies make up 50% of that total – per Travel Weekly.

Market Share: *Roomongo's goal is to be trending at $1.8 million in gross reservation revenue by the end of 2021 and $10 million in trending monthly revenue by the end of 2021.

	Monthly 2021*	Monthly 2022
Gross Revenue	$1,800,000	$10,000,000
Net Revenue	$229,125	$1,278,750

*These projections are not a guarantee of future performance, and your investment decision should not be based on the projections contained in this slide or presentation.

Roomongo™

FUNDING NEEDS & TIMELINE

We're looking to raise up to $250,000 through our initial crowdfunding campaign. This initial campaign will allow us to continue building out the site, initiate marketing plans and fine-tune our business model for revenue growth and future funding campaigns.

PRODUCT AND SALES TIMELINE



QUICK REVENUE OVERVIEW

Hotels	VRBO	ROOMS
Average Booking: $400	Average Booking: $1,500	Average Booking: $250
Gross Margin: 10-18%	Gross Margin: 3%	Gross Margin: 3%
$60	$45	$7.5

These projections are not a guarantee of future performance, and your investment decision should not be based on the projections contained in this slide or presentation.

FINANCIAL PROJECTIONS

Booking Projections

	Monthly 2021*	Monthly 2022*
Gross Revenue	1,800,000	10,000,000
Net Revenue	$229,125	1,278,750
Administration	$28,000	$84,000
Employees/Contractors	$78,500	$318,000
Marketing	$119,000	$845,000
Total Expenses	$225,500	$1,271,000
Estimated Net Income	**$3,625**	**$31,750**

*These projections are not a guarantee of future performance, and your investment decision should not be based on the projections contained in this slide or presentation.



PATRICK O'HARA - CEO

Patrick O'Hara began his career in marketing and eventually founded an agency in Boulder and worked with a number of major travel industry brands and high-tech publishers. Eventually, he and his business partner were able to sell the company to a major player in the industry. Patrick then began working as VP of Business Development & Marketing for a travel technology firm located in Vail, Colorado. From there, he founded and is still actively running a very successful self funded start-up, @TravelDeals. The company acts as a hub for travel deals from third party travel providers and has over 1.5 Million social followers & 300,000 email newsletter subscribers, all developed in a bootstrap environment.



ROB O'CONNOR - CEO

Rob O'Connor began his technology career as a multi-media developer for a startup ultimately acquired by WebMD. He found his way to the web, gaining extensive experience with server-side development, including database creation and optimization. Rob has been the lead developer on several travel projects over the last 20 years, including a cutting-edge hotel and rental property booking engine he built from the ground up. Subsequently, Rob gained extensive experience as a front-end developer, on a highly successful financial services product for Thomson Reuters and as a lead-developer for Realogy.

THE ENDGAME

Exit Goal: Sell to Expedia, Priceline, Airbnb or another major player in the travel space.

  

  

This is not a guarantee of a future sale, and your investment decision should not be based on the projections contained in this slide or presentation.



Roomongo Profile

Structure: C Corp/Colorado
Founded: Boulder, Colorado

- Website: Roomongo.com
- Twitter: @Roomongo
- Facebook: /Roomongo

Boulder Colorado

Executive Team:
Patrick O'Hara, CEO
Patrick@Roomongo.com

Rob O'Connor, CTO
Rob@Roomongo.com



Patrick O'Hara
Founder & CEO
20+ years in travel, marketing, product development.



Rob O'Connor
Founder & CTO
20+ years in travel, system architecture, coding and PM.

Invest NOW - Roomongo is on Wefunder!